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                            September 21, 2021

       J. Scott Burrows
       Chief Financial Officer
       Pembina Pipeline Corporation
       Suite 4000
       585 8th Avenue S.W.
       Calgary, Alberta
       Canada T2P 1G1

                                                        Re: Pembina Pipeline
Corporation
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-35563

       Dear Mr. Burrows:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2020

       Exhibit 99.2 Management's Discussion and Analysis for the fiscal year ended December 31,
       2020
       Notes to the Consolidated Financial Statements
       11. Intangible Assets and Goodwill, page 96

   1. You disclose that you use an after-tax discount rate to determine the recoverable amount of operating segments
in your goodwill impairment test. In your 2019 Form 40-F, you disclosed that you used
the pre-tax discount rate to determine the recoverable amount of operating segments.
Please provide the basis for your change in discount rates and explain why you believe
using an after-tax discount rate is appropriate based on paragraph
                                                        55 of IAS36. In
addition, please provide your calculation of the recoverable amount of operating assets using
the pre-tax and after-tax discount rates for 2020 compared to the recorded balances for
each operating segment.
 J. Scott Burrows
Pembina Pipeline Corporation
September 21, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at
(202) 551-3796 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJ. Scott Burrows                        Sincerely,
Comapany NamePembina Pipeline Corporation
                                                          Division of
Corporation Finance
September 21, 2021 Page 2                                 Office of Energy &
Transportation
FirstName LastName